=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1994

               (Commission file number:  1-8444)

                Supplemental Retirement Plan of
                    Piedmont Aviation, Inc.



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)





=================================================================

                 SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                       Financial Statements
                    and Supplemental Schedules
                    December 31, 1994 and 1993

                    (With Independent Auditors'
                          Report Thereon)

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.





                        Table of Contents
                        -----------------





                                                             Page
                                                             ----

Independent Auditors' Report                                   1

Financial Statements:

   Statements of Net Assets Available for Benefits
      as of December 31, 1994 and 1993                         2

   Statements of Changes in Net Assets Available for
      Benefits for the years ended
      December 31, 1994 and 1993                               3

   Notes to Financial Statements                            4-13

Schedule I - Item 27a
   Schedule of Assets Held For Investment Purposes
      as of December 31, 1994                              14-15

Schedule II - Item 27d
   Schedule of Reportable Transactions for the
      year ended December 31, 1994                            16

Signature                                                     17

Consent of Independent Auditors                               18

                  Independent Auditors' Report

The Plan Administrator and Participants
Supplemental Retirement Plan of
Piedmont Aviation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemen-tary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         KPMG Peat Marwick LLP

June 16, 1995

                  SUPPLEMENTAL RETIREMENT PLAN
                    OF PIEDMONT AVIATION, INC.

       Statements of Net Assets Available for Plan Benefits
       ----------------------------------------------------

                          December 31,





                                           1994           1993
                                           ----           ----
Assets:
  Investments, at fair value:
    Fidelity Retirement Government
      Money Market Fund                 $   502,021   $   340,858
    Fidelity Magellan Fund                5,661,139     6,074,112
    Fidelity Intermediate Bond Fund       1,064,048     1,373,689
    Fidelity Equity Income Fund           4,305,405     4,761,205
    Fidelity U.S. Equity Index Fund         870,223     1,091,250
    Income Mix Fund                         100,150             -
    Capital Growth Mix Fund                 607,619             -
    Moderation Mix Fund                     317,966             -
    USAir Common Stock Fund                 496,372       601,634
    Pooled separate account -
      short-term investment fund                  -         6,650
                                         ----------    ----------
                                         13,924,943    14,249,398
  Investments, at contract value:
    Fixed Income Fund                    22,491,117    23,588,072
                                         ----------    ----------
                                         22,491,117    23,588,072
                                         ----------    ----------
      Net assets available for
        plan benefits                   $36,416,060   $37,837,470
                                         ==========    ==========







See accompanying notes to financial statements.

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.


     Statements of Changes in Net Assets Available for Benefits
     ----------------------------------------------------------

                     Years ended December 31,






                                           1994          1993
                                           ----          ----
Additions:
  Net appreciation (depreciation)
    in fair value of investments      $ (1,398,976)  $    812,011
  Investment income                      2,247,823      2,411,690
  Interest income from pooled
    separate account                            55            181
                                        ----------     ----------

      Total additions                      848,902      3,223,882

Deductions:
  Benefits paid to participants          2,270,312      1,935,661
                                        ----------     ----------

      Total deductions                   2,270,312      1,935,661
                                        ----------     ----------
  Net increase (decrease) in net
   assets available for benefits        (1,421,410)     1,288,221

Net assets available for benefits:
  Beginning of year                     37,837,470     36,549,249
                                        ----------     ----------

  End of year                          $36,416,060    $37,837,470
                                        ==========     ==========




See accompanying notes to financial statements.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------

                    December 31, 1994 and 1993


(1)  Description of Plan

     The following brief description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a defined contribution plan covering all former employees of Piedmont Aviation, Inc. ("Piedmont"). In November 1987, Piedmont Aviation, Inc. was acquired by USAir Group, Inc. ("Group"). Group merged Piedmont into USAir, Inc. ("USAir" or the "Company"), a wholly-owned subsidiary of Group, in August 1989. As part of the merger, the Plan was frozen as to additional contribu-tions effective July 31, 1989 with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (b)  Vesting

          Participants are fully vested in their account at all times. Adjustments to each account for interest, distributions, etc. are made at the end of each month.

     (c)  Investment Options

          The Company selects the number and type of investment options available. The investment options are held and administered as separate, common funds by Fidelity
          Investments.

          Each participant elects the percentage, in increments of five percent, in which his/her account balance is invested in the various investment funds. The partici-pant may transfer his/her investments from one investment fund to another.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)




          A separate account is established and maintained in the name of each participant and reflects the participants' balance invested in, and the earnings and losses attrib-uted to, each investment fund. Participants are allocat-ed a share of each fund's net investment earnings based upon their account balance as a percentage of the total fund balance. Net investment earnings are allocated to participants.

          Participants can invest their account balance and/or future contributions in any combination of seven individ-ual investment options or three Diversified Portfolio Mixes, which are pre-selected combinations of mutual funds. The ten investment options are:

          Money Market -      A fund comprised of investments in
                              Fidelity Retirement Government Money
                              Market Portfolio.  Investments are
                              made in high-quality money market
                              instruments offered primarily by
                              U.S. and foreign corporations.

          Fixed Income -      This Fixed Income Fund buys high-
                              quality investment contracts, a type
                              of investment product offered to
                              retirement and savings plans by
                              insurance companies, banks, and
                              other financial institutions.  Money
                              transferred out of the Fixed Income
                              Fund cannot be invested in the Fi-
                              delity Retirement Government Money
                              Market Portfolio, the Fidelity In-
                              termediate Bond Fund and the Income
                              Mix for a period of 90 days because
                              these funds are considered competi-
                              tive by the insurance industry.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)


          Bond - A fund comprised of investments in Fidelity Intermediate Bond Fund. Investments are made primarily in investment-grade fixed income secu-rities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

          Equity Index -      A fund comprised of investments in
                              the Fidelity U.S. Equity Index Port-
                              folio.  The Portfolio seeks growth
                              and income by matching the composi-
                              tion and total return of the Stan-
                              dard & Poor's Daily Stock Price
                              Index of 500 common stocks.

          Equity Income -     A fund comprised of investments in
                              the Fidelity Equity Income Fund.
                              The Fund normally invests at least
                              80% of its assets in income-produc-
                              ing common and preferred stocks with
                              the remaining 20% generally invested
                              in debt securities, like bonds.

          Magellan -          A fund comprised of investments in
                              the Fidelity Magellan Fund.  The
                              Fund primarily invests in common
                              stocks and securities convertible to
                              common stocks.

          Stock - A fund comprised primarily of USAir Group, Inc. common stock purchased on the open market or directly from the Company at market prices. A small percentage of the Fund is invested in short-term liquid in-vestments.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)

          Income Mix -        A diversified portfolio mix com-
                              prised of 20% equity securities and
                              80% fixed income securities.  The
                              20% equity securities are invested
                              50% in the Fidelity Equity Income
                              Fund and 50% in the Fidelity U.S.
                              Equity Index Portfolio.  The fixed
                              income securities are invested ap-
                              proximately 19% in the Fidelity
                              Retirement Government Money Market
                              Portfolio, approximately 44% in the
                              Fidelity Short-Term Bond Fund and
                              approximately 37% in the Fidelity
                              Intermediate Bond Fund.

          Moderation Mix -    A diversified portfolio mix com-
                              prised of 60% equity securities and
                              40% fixed income securities.  The
                              60% equity securities are invested
                              approximately 33% in the Fidelity
                              Equity Income Fund, approximately
                              33% in the Fidelity U.S. Equity
                              Index Portfolio, 25% in the Fidelity
                              Magellan Fund and approximately 9%
                              in the Fidelity Overseas Fund.  The
                              40% fixed income securities are
                              invested approximately 38% in the
                              Fidelity Short-Term Bond Fund and
                              approximately 62% in the Fidelity
                              Intermediate Bond Fund.

          Capital Growth
               Mix   -        A diversified portfolio mix com-
                              prised of 80% equity securities and
                              20% fixed income securities.  The
                              80% equity securities are invested
                              25% in the Fidelity Equity Income
                              Fund, approximately 19% in the Fi-
                              delity OTC Portfolio, approximately
                              37% in the Fidelity Magellan Fund
                              and approximately 19% in the Fideli-
                              ty Overseas Fund.  The 20% fixed
                              income securities are invested in
                              the Fidelity Intermediate Bond Fund.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)


     (d)  Distributions

          On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant).

     (e)  Administrative Expenses

          Substantially all of the administrative expenses of the Plan are paid by USAir.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on an accrual basis and present the net assets available for pension benefits and changes in those net assets.

     (b)  Investments

          Most of the assets of the Plan are maintained in a master trust arrangement with the assets of other defined contribution plans sponsored by USAir. The investment assets of each plan constitute individual master trust investment accounts. Form 5500 instructions provide that plan assets held in this type of arrangement need not be presented as investments in a master trust. As a result, investment assets are classified by type of asset in these financial statements and a master trust filing is not required.

          The trustee, Fidelity Management Trust Company, maintains the master trust under the terms of an agreement with the Plan. The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all assets. Fair values for assets were determined by quoted market values, when available.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)



          The USAir Fixed Income Fund represents the Plan's investments in guaranteed investment contracts ("GICs"). Such investments are stated at contract value. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis.

          At December 31, 1993, the Plan held investments in a pooled separate account. The carrying amount of these investments was based on fair market value as determined by Aetna Life Insurance Company.











             (this space intentionally left blank)

                                                          USAIR, INC.
                                     SUPPLEMENTAL RETIREMENT PLAN OF PIEDMONT AVIATION, INC.

                                                 Notes to Financial Statements
                                                 -----------------------------
                                                          (Continued)



(3)  Investment Activity

     The following table presents the cash basis investment funds' activities excluding the pooled separate account, for the years ended December 31, 1994 and 1993:


                                                           Fidelity
                                                           Retirement      Fidelity       Fidelity       Fidelity
                           Fixed Income       SRP          Government      Magellan     Intermediate      Equity
                               Fund           GIC         Money Market       Fund         Bond Fund     Income Fund
                            ----------    ------------    -----------     ----------     -----------    -----------
Balance at 12/31/92        $19,252,920 1) $ 17,289,860 1) $         -     $         -    $         -    $         -
                            ----------     -----------     -----------     ----------     ----------     ----------
Investment income            1,589,802          45,951          10,521        499,625         93,672        135,349
Net appreciation (deprecia-
  tion) in fair value                -               -               -        373,029         28,581        501,270
Net exchanges between
  investment funds           4,468,190     (17,327,977)        330,337      5,209,734      1,320,225      4,216,957
Benefits paid to
  participants              (1,722,840)         (7,834)              -         (8,276)       (68,789)       (92,371)
                            ----------     -----------     -----------     ----------     ----------     ----------
Net change in investment
  funds                      4,335,152     (17,289,860)        340,858      6,074,112      1,373,689      4,761,205
                            ----------     -----------     -----------     ----------     ----------     ----------
Balance at 12/31/93         23,588,072 1)            -         340,858      6,074,112 1)   1,373,689      4,761,205 1)
                            ----------     -----------     -----------     ----------     ----------     ----------

Investment income            1,443,480               -          18,447        238,838         83,965        433,163
Net appreciation (deprecia-
  tion) in fair value                -               -               -       (382,105)      (112,618)      (427,457)
Net exchanges between
  investment funds          (1,051,206)              -         182,310         (8,823)      (240,379)       (65,772)
Benefits paid to
  participants              (1,489,229)              -         (39,594)      (260,883)       (40,609)      (395,734)
                            ----------     -----------     -----------     ----------      ---------     ----------
Net change in investment
  funds                     (1,096,955)              -         161,163       (412,973)      (309,641)      (455,800)
                            ----------     -----------     -----------      ----------     ---------     ----------
Balance at 12/31/94        $22,491,117 1) $          -    $    502,021 1)  $5,661,139 1)  $1,064,048    $ 4,305,405 1)
                            ==========     ===========     ===========      =========      =========     ==========







1)  Investment fund balance represents greater than five percent of net assets available for plan benefits.






                                     (table continued on next page)


                                                          USAIR, INC.
                                     SUPPLEMENTAL RETIREMENT PLAN OF PIEDMONT AVIATION, INC.

                                                 Notes to Financial Statements
                                                 -----------------------------
                                                         (Continued)






(3)  Investment Activity    (Continued)


                           Fidelity U.S.                    Capital                         USAir
                           Equity Index   Income Mix        Growth         Moderation       Common
                               Fund           Fund          Mix Fund        Mix Fund      Stock Fund       Total
                           ------------   -----------      -----------     ----------    ----------     -----------
Balance at 12/31/92        $         -    $          -    $          -     $        -     $        -    $36,542,780
                            ----------     -----------     -----------      ---------      ---------     ----------
Investment income               36,770               -               -              -              -      2,411,690
Net appreciation (deprecia-
  tion) in fair value           37,724               -               -              -       (128,593)       812,011
Net exchanges between
  investment funds           1,045,606               -               -              -        736,928              -
Benefits paid to
  participants                 (28,850)              -               -              -         (6,701)    (1,935,661)
                            ----------     -----------     -----------     ----------      ---------     ----------
Net change in investment
  funds                      1,091,250               -               -              -        601,634      1,288,040
                            ----------     -----------     -----------     ----------      ---------     ----------
Balance at 12/31/93          1,091,250               -               -              -        601,634     37,830,820
                            ----------     -----------     -----------     ----------      ---------     ----------

Investment income               29,930               -               -              -              -      2,247,823
Net appreciation (deprecia-
  tion) in fair value          (23,942)           (227)         (4,241)        (1,336)      (447,050)    (1,398,976)
Net exchanges between
  investment funds            (197,196)        100,377         611,860        319,302        349,527              -
Benefits paid to
  participants                 (29,819)              -               -              -         (7,739)    (2,263,607)
                            ----------     -----------     -----------     ----------      ---------     ----------
Net change in investment
  funds                       (221,027)        100,150         607,619        317,966       (105,262)    (1,414,760)
                            ----------     -----------     -----------     ----------      ---------     ----------
Balance at 12/31/94        $   870,223    $    100,150    $    607,619    $   317,966     $  496,372    $36,416,060
                            ==========     ===========     ===========     ==========      =========     ==========








1)  Investment fund balance represents greater than five percent of net assets available for plan benefits.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)


(4)  Concentration of Credit Risk

     The Plan's assets include certain investments in GICs pur-chased from insurance companies. The Plan's realization of amounts invested in GICs is dependent on the continued financial stability of the insurance companies that issued all of the GICs. The total amount invested in the GICs at December 31, 1994 and 1993 is $22,491,117 and $23,588,072,
     respectively.

(5)  Federal Tax Status

     The Internal Revenue Service ("IRS") issued a letter of determination in March 1987 which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code (the "Code"). The Plan has been amended since that time to conform to the Tax Reform Act of 1986 and subsequent legislation. The Plan Administrator has requested, but has not yet received from the IRS, an updated letter of determination. However, the Plan Administrator and its legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6)  Plan Termination

     The Company reserves the right to terminate the Plan at any time. In the event of termination, all participant contri-butions will cease and no additional participants shall enter the Plan. USAir shall provide for the assets under the Plan to be distributed in lump sums to the participants, beneficia-ries or other successors in interest, the balance of their account at the time of termination.





            (this space intentionally left blank)

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)


(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                            December 31,
                                     --------------------------
                                         1994          1993
                                         ----          ----
     Net assets available for
       plan benefits per the
       financial statements           $36,416,060   $37,837,470
     Amounts allocated to with-
       drawing participants              (167,553)     (175,751)
                                       ----------    ----------
     Net assets available for
       benefits per the Form
       5500                           $36,248,507   $37,661,719
                                       ==========    ==========

     The following is a reconciliation of benefits paid to par-ticipants per the financial statements to the Form 5500:

                                                    Year ended
                                                December 31, 1994
                                                -----------------
     Benefits paid to participants per the
       financial statements                         $2,270,312
     Add:  Amounts allocated to withdrawing
           participants at December 31, 1994           167,553
     Less: Amounts allocated to withdrawing
           participants at December 31, 1993          (175,751)
                                                     ---------
     Benefits paid to participants per the
       Form 5500                                    $2,262,114
                                                     =========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                             SUPPLEMENTAL RETIREMENT PLAN OF                   Schedule I
                                 PIEDMONT AVIATION, INC.                       Page 1 of 2

              Item 27a - Schedule of Assets Held for Investment Purposes
              ----------------------------------------------------------

                                    December 31, 1994


Identity of Issue           Description of Investment           Cost         Current Value
- -----------------           -------------------------           ----         -------------
Fidelity Retirement         Money market fund                $   502,021       $  502,021
Government Money
Market Fund

Fidelity Magellan           Shares in registered               5,708,922        5,661,139
Fund                        investment companies

Fidelity Intermediate       Shares in registered               1,143,796        1,064,048
Bond Fund                   investment companies

Fidelity Equity             Shares in registered               4,316,374        4,305,405
Income Fund                 investment companies

Fidelity U.S. Equity        Shares in registered                 860,930          870,223
Index Fund                  investment companies

Income Mix Fund             Shares in registered                 100,377          100,150
                            investment companies

Capital Growth Mix Fund     Shares in registered                 608,578          607,619
                            investment companies

                             SUPPLEMENTAL RETIREMENT PLAN OF                   Schedule I
                                 PIEDMONT AVIATION, INC.                       Page 2 of 2

              Item 27a - Schedule of Assets Held for Investment Purposes
              ----------------------------------------------------------
                                     (Continued)

                                  December 31, 1994


Identity of Issue           Description of Investment           Cost         Current Value
- -----------------           -------------------------           ----         -------------
Moderation Mix Fund         Shares in registered             $   319,302       $  317,966
                            investment companies

USAir Common Stock          Common stock of employer's         1,039,237          496,372
Fund*                       parent company, USAir Group,
                            Inc.

Fixed Income Fund           Guaranteed investment             22,491,117       22,491,117
                            contract, interest rates
                            range from 5.07 percent
                            to 8.80 percent per annum         ----------       ----------

  Total investments                                          $37,090,654      $36,416,060
                                                              ==========       ==========


*  Party in interest.




                                                                              Schedule II
                            SUPPLEMENTAL RETIREMENT PLAN OF
                                PIEDMONT AVIATION, INC.

                    Item 27d - Schedule of Reportable Transactions
                    ----------------------------------------------

                             Year ended December 31, 1994


Aggregate transactions during the year ended December 31, 1994, with securities of the same issue, accounting for five percent of the value of plan assets at the beginning of the year were as follows:

                                            Number                      Number
                                Total          of                         of      Realized
                              Purchases    Purchases    Total Sales      Sales      Gain
                              ---------    ---------    -----------     ------    --------
Fidelity Magellan Fund        $1,587,676      117        $1,618,543        86      $ 6,397

Fidelity Equity Income         1,115,105       88         1,143,448        59       60,168
Fund

Fixed Income Fund              2,023,240       63         3,120,195        44            -


                         SIGNATURE




     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly autho-rized.

                                 Supplemental Retirement Plan
                                 of Piedmont Aviation, Inc.


                              By:      /s/Ann Greer-Rector
                                   -----------------------------
                                   Ann Greer-Rector
                                   Vice President and Controller
                                   of USAir Group, Inc. and
                                   USAir, Inc.

July 10, 1995


























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